# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LGL GROUP INC, CIK 0000061004
CUSIP: 50186A108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2525 SHADER ROAD, ORLANDO, Florida (FL), 32804
Date of event which requires filing of this statement: 07/15/2026
Filed by CIK 0001233348
Persons authorized to receive notices and communications: DAVID GOLDMAN, 191 MASON STREET, GREENWICH, Connecticut (CT), 06830, 914-921-5000

## Reporting persons
- GABELLI MARC (CIK 0001233348): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF), other (OO); sole voting power 4,387,727; shared voting power 0; sole dispositive power 4,387,727; shared dispositive power 0; aggregate amount beneficially owned 4,387,727 (34.8% of the class)
  Comment: Consists of 2,009,121 shares held directly by Mr. Gabelli and 2,378,606 shares held by Venator Merchant Fund, L.P. Venator Global, LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Mr. Gabelli, who is the President and Sole Member of Venator Global, LLC, may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Mr. Gabelli disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his pecuniary interest therein.
- Venator Global, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,378,606; shared voting power 0; sole dispositive power 2,378,606; shared dispositive power 0; aggregate amount beneficially owned 2,378,606 (18.9% of the class)
  Comment: Consists of shares of the Issuer held by Venator Merchant Fund, L.P. Venator Global LLC, which is the sole general partner of Venator Merchant Fund, L.P., may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P., Venator Global, LLC disclaims beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of its pecuniary interest therein.
- Venator Merchant Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,378,606; shared voting power 0; sole dispositive power 2,378,606; shared dispositive power 0; aggregate amount beneficially owned 2,378,606 (18.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LGL GROUP INC
Address of issuer's principal executive offices: 2525 SHADER ROAD, ORLANDO, Florida (FL), 32804

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $22,988,557 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D. Marc Gabelli used approximately $12,792,703 to purchase the additional Securities reported by him. Venator Merchant Fund L.P. used approximately $10,195,854 to purchase the additional Securities reported by it.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Securities reported owned by the Reporting Persons is based on 12,592,466 shares outstanding as reported by the Issuer.

Venator Merchant Fund, L.P. directly owns 2,378,606 shares, constituting approximately 18.89% of the shares outstanding. By virtue of their relationship with Venator Merchant Fund L.P., Mr. Gabelli and Venator Global LLC may be deemed to beneficially own the Securities owned by Venator Merchant Fund, L.P. Mr. Gabelli and Venator Global, LLC disclaim beneficial ownership of the Securities owned by Venator Merchant Fund, L.P., except to the extent of his/its pecuniary interests therein.

Mr. Gabelli directly owns 2,009,121 shares. Such shares, together with the 2,378,606 shares owned by Venator Merchant Fund, L.P., constitute approximately 34.84% of the Issuer's shares outstanding.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

MARC GABELLI
7/15/2026 1,854,015 6.9000

VENATOR MERCHANT FUND L.P.
7/15/2026 1,477,660 6.9000

THE TRANSACTIONS ON 7/15/2026 ARE A RESULT OF THE
COMPLETION OF THE ISSUER'S SUBSCIPTION RIGHTS OFERING.

## Signatures
- GABELLI MARC: Marc Gabelli, Marc Gabelli (07/28/2026)
- Venator Global, LLC: Marc Gabelli, President and Sole Member (07/28/2026)
- Venator Merchant Fund, L.P.: Marc Gabelli, President and Sole Member (07/28/2026)